Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
Public Service Company of New Mexico:
We consent to the incorporation by reference in the registration statement No. 333-173530 on Form S-3 of Public Service Company of New Mexico and subsidiaries of our report dated February 28, 2014, with respect to the consolidated balance sheet of Public Service Company of New Mexico and subsidiaries as of December 31, 2013, and the related consolidated statement of earnings, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended, and the related financial statement schedule, which report appears in the December 31, 2013 annual report on Form 10-K of Public Service Company of New Mexico and subsidiaries.
/s/ KPMG LLP
Albuquerque, New Mexico
February 28, 2014